Exhibit 99.3

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form - Sun Life Financial Inc.
Dear investor:
Sun Life Financial Inc. publishes interim financial statements and the related management’s discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:
1. Complete and return this Supplementary Mail Form in the return envelope provided; or
2. Complete and mail this Supplementary Mail Form to our Transfer Agent at:
CST Trust Company
P.O. Box 700, Station B
Montreal, Quebec
Canada H3B 3K3; or
3. Sign up at: www.canstockta.com/financialstatements. Use the Sun Life Financial company code: 7116b.
If you do not provide instructions, the interim financial statements and related management’s discussion and analysis will not be mailed to you. This card will be mailed to you annually.
Please print
Name:
Address:
Postal Code:
Signature:
R-1-14

REQUEST FOR FINANCIAL STATEMENTS DEMANDE D’ÉTATS FINANCIERS
SCAN TO REQUEST MATERIAL NOW
NUMÉRISEZ POUR DEMANDER LES DOCUMENTS MAINTENANT
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USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.
CONTROL NUMBER: NUMÉRO DE CONTRÔLE : 9999 9999 9999 9999 25470E503
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À L’AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.
To: Holders of Sun Life Financial Inc. (“SLF”)
Class A Preferred Shares, Series 1, 2, 3, 4, 5, 6R, 8R, 10R and 12R
Annual Financial Statements
Canadian securities regulations allow you to decide annually if you wish to receive SLF’s annual financial statements and related management’s discussion and analysis, which are contained in its Annual Report.
You will only receive the 2014 Annual Report if you complete and return this form in the enclosed business reply envelope. Or, you may sign up to receive the Annual Report electronically by following the instructions on the enclosed colour insert.
You will be given this choice annually as long as you remain a holder of SLF Preferred Shares.
The 2013 Annual Report is available at: www.sunlife.com OR www.sedar.com.
Thank you for investing in Sun Life Financial.
YES - I wish to receive the 2014 Annual Report.
Signature Date (dd/mm/yy)
NOTE: Enclosed is a Request for Delivery of Financial Statements card that you should complete and return if you wish to receive SLF’s interim financial statements and related management’s discussion and analysis.
Destinataires : Les porteurs d’actions privilégiées de catégorie A, série 1, 2, 3, 4, 5, 6R, 8R, 10R et 12R de la Financière Sun Life inc. (la « FSL »)
États financiers annuels
Les règlements canadiens sur les valeurs mobilières vous permettent de décider chaque année si vous souhaitez recevoir le Rapport annuel de la FSL qui contient les états financiers annuels et le rapport de gestion s’y rapportant.
Vous ne recevrez le Rapport annuel de 2014 que si vous nous retournez le présent formulaire dûment rempli dans l’enveloppe-réponse ci-jointe. Vous pouvez également vous inscrire afin de recevoir la version électronique du document, en suivant les instructions indiquées sur l’encart en couleur ci-inclus.
Ce choix vous sera offert chaque année, à condition que vous demeuriez porteur d’actions privilégiées de la FSL.
Le Rapport annuel de 2013 est accessible sur les sites www.sunlife.com OU www.sedar.com.
Nous vous remercions d’avoir investi dans la Financière Sun Life.
OUI - Je désire recevoir le Rapport annuel de 2014.
Signature Date (jj/mm/aa)
NOTA : Vous trouverez ci-joint une fiche de demande d’inscription à la liste d’envoi des états financiers. Si vous désirez recevoir les états financiers intermédiaires et le rapport de gestion s’y rapportant de la FSL, vous n’avez qu’à nous retourner cette fiche dûment remplie.

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